Exhibit 99.1

Copa Holdings Reports Financial Results for the First Quarter of 2021

Panama City, Panama --- May 5, 2021.  Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the first quarter of 2021 (1Q21). The terms “Copa Holdings” and “the Company” refer to the consolidated entity.  The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2021 (1Q21).

OPERATING AND FINANCIAL HIGHLIGHTS

▪

Copa Holdings reported a net loss of US$110.7 million for the quarter, or US$2.60 per share. Excluding special items, the Company would have reported a net loss of US$95.1 million, or US$2.23 per share. Special items for the quarter include a US$15.7 million unrealized mark-to-market loss related to the Company’s convertible notes.

▪	Copa Holdings reported an operating loss of US$77.1 million for the quarter.
▪

Cash consumption, defined as cash disbursements less proceeds, excluding extraordinary financing activities and asset sales but including capital expenditures and payment of financial obligations, averaged approximately US$23 million per month during the quarter.

▪

The Company ended the quarter with US$1.5 billion of available liquidity, consisting of approximately US$1.2 billion in cash, short-term and long-term investments, and committed and undrawn credit facilities of US$345 million.

▪	The Company closed the quarter with total debt, including lease liabilities, of US$1.7 billion.
▪	The Company’s flight operations, measured in terms of available seat miles (ASMs), represented approximately 39% of those in the same period in 2019.
▪

During the quarter, 4 Embraer 190 aircraft exited the fleet as part of a previously agreed sale to a third party.  As of March 31, 2021, there were 4 remaining Embraer 190 aircraft sold that are expected to leave during the second quarter.

▪

During the quarter, the Company took delivery of 6 Boeing 737 MAX 9.  Excluding the aircraft classified as assets held for sale, and including aircraft in temporary storage, Copa Holdings ended the quarter with a consolidated fleet of 81 aircraft – 68 Boeing 737-800s and 13 Boeing 737 MAX 9s, compared to a total fleet of 102 aircraft at the end of the first quarter of 2020.

▪	During the quarter, Copa Airlines had an on-time performance of 95.0% and a flight-completion factor of 99.3%, once again positioning itself among the best in the industry.

Subsequent Events

▪	In April, the Company delivered 1 Embraer 190 aircraft, out of 14 that were sold to a third party.

Consolidated Financial & Operating Highlights	1Q21	1Q20	Variance vs. 1Q20	4Q20	Variance vs. 4Q20	1Q19	Variance vs. 1Q19
Revenue Passengers Carried (000s)	924	2,118	-56.4%	681	35.6%	2,620	-64.7%
RPMs (millions)	1,716	4,473	-61.6%	1,259	36.3%	5,345	-67.9%
ASMs (millions)	2,481	5,491	-54.8%	1,684	47.3%	6,415	-61.3%
Load Factor	69.2%	81.5%	-12.3 p.p.	74.8%	-5.6 p.p.	83.3%	-14.1 p.p.
Yield (US$ Cents)	10.1	12.8	-21.5%	11.7	-13.9%	12.1	-16.9%
PRASM (US$ Cents)	7.0	10.5	-33.3%	8.8	-20.4%	10.1	-31.0%
RASM (US$ Cents)	7.5	10.8	-31.0%	9.4	-20.6%	10.5	-28.6%
CASM (US$ Cents)	10.6	9.0	17.1%	15.1	-29.7%	8.7	21.5%
CASM Excl. Fuel (US$ Cents)	8.5	6.6	30.1%	13.4	-36.3%	6.1	40.5%
Fuel Gallons Consumed (millions)	29.08	70.02	-58.5%	20.75	40.1%	81.2	-64.2%
Avg. Price Per Fuel Gallon (US$)	1.75	1.95	-9.9%	1.41	24.2%	2.09	-15.9%
Average Length of Haul (miles)	1,858	2,112	-12.0%	1,849	0.5%	2,040	-8.9%
Average Stage Length (miles)	1,256	1,308	-3.9%	1,211	3.7%	1,299	-3.3%
Departures	12,372	28,286	-56.3%	8,795	40.7%	33,329	-62.9%
Block Hours	38,851	93,568	-58.5%	26,870	44.6%	110,089	-64.7%
Average Aircraft Utilization (hours) (2)	6.6	10.7	-38.6%	5.2	26.8%	12	-43.9%
Operating Revenues (US$ millions)	185.7	595.5	-68.8%	158.6	17.0%	672.2	-72.4%
Operating Profit (Loss) (US$ millions)	-77.1	98.7	-178.1%	-95.1	-18.9%	112.9	-168.3%
Adjusted Operating Profit (Loss) (US$ millions) (1)	-77.1	98.7	-178.1%	-91.5	-15.8%	112.9	-168.3%
Operating Margin	-41.5%	16.6%	-58.1 p.p.	-59.9%	18.4 p.p.	16.8%	-58.3 p.p.
Adjusted Operating Margin (1)	-41.5%	16.6%	-58.1 p.p.	-57.7%	16.2 p.p.	16.8%	-58.3 p.p.
Net Profit (Loss) (US$ millions)	-110.7	74.3	-249.1%	-177.3	-37.5%	89.4	-223.8%
Adjusted Net Profit (Loss) (US$ millions) (1)	-95.1	74.3	-228.0%	-85.2	11.6%	89.4	-206.3%
Basic EPS (US$)	-2.60	1.75	-248.8%	-4.17	-37.6%	2.11	-223.5%
Adjusted Basic EPS (US$) (1)	-2.23	1.75	-227.8%	-2.00	11.4%	2.11	-206.1%
Shares for calculation of Basic EPS (000s)	42,571	42,501	0.2%	42,511	0.1%	42,478	0.2%

(1)Excludes Special Items.  This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

(2)Average Aircraft Utilization is calculated based on the Company’s active fleet, excluding aircraft in storage as well as those classified as assets held for sale.

MANAGEMENT’S COMMENTS ON 1Q21 RESULTS

The pace of recovery for international travel within Latin America is still significantly hindered by travel restrictions and health requirements due to the Covid-19 pandemic.  During the first quarter, several countries in the region, including Argentina, Brazil, Chile, Cuba, Venezuela and Panama, imposed or were subject to new travel restrictions and health requirements that affected air travel demand and the Company’s ability to deploy additional capacity.

In terms of our cash position, and mainly due to sales for the second quarter, we managed to keep the cash consumption to an average of US$23 million per month for the quarter, below the Company’s original expectations.  Furthermore, due to the financing of recently delivered aircraft and proceeds from asset sales, our cash balance increased by more than US$200 million in the quarter to US$1.2 billion, and our total liquidity increased to US$1.5 billion.

Assuming the vaccination efforts will eventually have a positive effect on Covid-19 infection rates in the region, we expect this could lead to the relaxation of travel restrictions, a faster demand recovery and larger capacity deployment in the second half of the year.

The Covid-19 pandemic continues to challenge the aviation industry in an unprecedented way and is forcing most airlines around the world to make significant changes in the way they conduct their business.  From the outset of the crisis, our management team has taken proactive actions, focusing on reducing fixed costs, further bolstering the Company’s liquidity position, and adjusting the Company’s size, for what could be a continued weakened demand environment.

The Company has a proven and very strong business model, which is based on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based in Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company believes that its Hub of the Americas® will be an even more valuable source of strategic advantage, especially if fewer intra Latin America markets are able to sustain direct point to point service.  We believe our hub will be the best positioned to serve these markets. The Company expects to leverage its strong balance sheet, leading liquidity position and lower cost base to continue strengthening its long-term competitive position and to implement initiatives to further strengthen its network and product in the post Covid-19 world.

OUTLOOK FOR 2Q21

As a result of the uncertainty regarding the Covid-19 pandemic and the impact of continuing travel restrictions, the Company is not providing financial guidance for full year 2021. However, subject to Covid-19 developments, including new government restrictions, among other factors, the Company currently expects its capacity in 2Q 2021 to reach approximately 2.9 billion ASMs, or approximately 45% of the capacity during 2Q 2019. Total revenues are expected at approximately US$260 million or 40% of total revenues for 2Q 2019.

Cash consumption, excluding any proceeds from asset sales and extraordinary financing activities, but including capital expenditures and payment of financial obligations, and assuming an all-in fuel price per gallon of $1.95, is expected at a range of US$10 to US$15 million per month for 2Q 2021.

CONSOLIDATED FIRST QUARTER RESULTS

Operating revenue

Consolidated revenue for 1Q21 totaled US$185.7 million, driven mostly by passenger revenue.

Passenger revenue totaled US$173.1 million, mostly comprised of flown passenger ticket revenue and passenger related ancillary revenue.

Cargo and mail revenue totaled US$8.0 million, in line with the reduced capacity for the quarter.

Other operating revenue totaled US$4.6 million, resulting mostly from revenue from non-air ConnectMiles partners.

Operating expenses

Fuel totaled US$51.3 million, corresponding to 29.1 million gallons of jet fuel consumed in the quarter.

Wages, salaries, benefits and other employees' expenses totaled US$54.6 million, representing a 50.5% reduction year over year, mostly driven by a reduced payroll given contract suspensions, voluntary temporary leaves and less variable compensation provisions.

Passenger servicing totaled US$5.6 million, representing a 74.5% cost reduction per passenger year over year, resulting from cost efficiencies and a simplified on-board product offering due to temporary COVID-19 biosafety protocols.

Airport facilities and handling charges totaled US$22.0 million, a 45.4% decrease YOY, but a 24.9% higher cost per departure year over year, due to volume rebates attained in 2020 and not in 2021 due to lower capacity, and higher fees in certain U.S. airports.

Sales and distribution totaled US$21.7 million, a 48.5% decrease due to lower revenue and sales versus the first quarter of 2020, partly offset by higher costs related to schedule changes.

Maintenance, materials and repairs totaled US$19.7 million, comprised of material and component repairs provisions related to the future return of leased aircraft and other expenses including aircraft storage and return to service expenses.

Depreciation and amortization totaled US$59.4 million, mostly comprised of owned and leased flight equipment, maintenance events, and IT systems amortizations.

Flight operations totaled US$9.4 million due to overflight fees, in line with the reduced number of flights operated in the quarter.

Other operating and administrative expenses totaled US$19.0 million, which is mostly comprised of IT systems, insurance, overhead expenses and one-time advisory fees.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net expense of US$33.4 million.

Finance cost totaled US$17.8 million, driven by US$9.2 million convertible notes interest expenses, US$6.5 million related to loan interest and commission expenses and US$1.9 million in interest charges related to operating leases.

Finance income totaled US$2.9 million in proceeds from investments.

Net change in fair value of derivatives totaled a net US$15.7 million unrealized mark-to-market loss related to the Company’s convertible notes.

Gain (loss) on foreign currency fluctuations totaled a US$1.8 million loss, mostly because of the weakening of the Brazilian real and the Colombian peso against the dollar.

Other non-operating income (expense) totaled an expense of US$1.0 million.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 80 destinations in 33 countries in North, Central and South America and the Caribbean. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	%
	1Q21	1Q20	Change	4Q20	Change	1Q19	Change
Operating Revenues
Passenger revenue	173,095	574,650	-69.9%	147,535	17.3%	648,790	-73.3%
Cargo and mail revenue	7,956	13,017	-38.9%	7,243	9.9%	15,316	-48.1%
Other operating revenue	4,626	7,785	-40.6%	3,858	19.9%	8,063	-42.6%
Total Operating Revenue	185,677	595,453	-68.8%	158,636	17.0%	672,169	-72.4%

Operating Expenses
Fuel	51,308	136,954	-62.5%	28,346	81.0%	170,163	-69.8%
Wages, salaries, benefits and other employees' expenses	54,575	110,289	-50.5%	63,599	-14.2%	113,662	-52.0%
Passenger servicing	5,586	21,890	-74.5%	4,180	33.6%	25,571	-78.2%
Airport facilities and handling charges	22,044	40,365	-45.4%	16,914	30.3%	45,362	-51.4%
Sales and distribution	21,652	42,011	-48.5%	18,646	16.1%	53,133	-59.2%
Maintenance, materials and repairs	19,727	27,144	-27.3%	33,221	-40.6%	28,047	-29.7%
Depreciation and amortization	59,450	66,375	-10.4%	67,850	-12.4%	68,187	-12.8%
Flight operations	9,410	23,731	-60.3%	5,925	58.8%	25,875	-63.6%
Other operating and administrative expenses	19,006	28,008	-32.1%	15,011	26.6%	29,297	-35.1%
Total Operating Expense	262,759	496,766	-47.1%	253,693	3.6%	559,296	-53.0%

Operating Profit (Loss)	(77,081)	98,687	-178.1%	(95,057)	-18.9%	112,873	-168.3%

Non-operating Income (Expense):
Finance cost	(17,818)	(11,085)	60.7%	(18,360)	-3.0%	(14,010)	27.2%
Finance income	2,853	6,320	-54.9%	3,571	-20.1%	5,954	-52.1%
Net change in fair value of derivatives	(15,663)	-	n/m	(88,532)	-82.3%	-	n/m
Gain (loss) on foreign currency fluctuations	(1,809)	(10,950)	-83.5%	2,361	-176.6%	(5,960)	-69.6%
Other non-operating income (expense)	(976)	(11)	n/m	1,026	-195.2%	(825)	18.4%
Total Non-Operating Income/(Expense)	(33,412)	(15,726)	112.5%	(99,934)	-66.6%	(14,841)	125.1%

Profit (Loss) before taxes	(110,494)	82,961	-233.2%	(194,991)	-43.3%	98,032	-212.7%

Income tax expense	239	8,687	-97.2%	(17,731)	-101.3%	8,600	-97.2%

Net Profit (Loss)	(110,733)	74,273	-249.1%	(177,261)	-37.5%	89,431	-223.8%

EPS
Basic	-2.60	1.75	-248.8%	-4.17	-37.6%	2.11	-223.5%

Shares used for calculation:
Basic	42,570,983	42,501,338		42,510,573		42,477,761

Copa Holdings, S. A. and subsidiaries
Consolidated statement of financial position
(US$ Thousands)	March	December
	2021	2020
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	193,801	119,065
Short-term investments	898,453	770,816
Total cash, cash equivalents and short-term investments	1,092,254	889,881

Accounts receivable, net	68,436	63,206
Accounts receivable from related parties	1,042	1,429
Expendable parts and supplies, net	72,992	74,319
Prepaid expenses	27,556	30,473
Prepaid income tax	16,189	16,716
Other current assets	6,908	7,805
	193,123	193,948
Assets held for sale	115,303	135,542

TOTAL CURRENT ASSETS	1,400,679	1,219,371

Long-term investments	111,001	119,617
Long-term accounts receivable	1,054	1,054
Long-term prepaid expenses	5,680	6,066
Property and equipment, net	2,215,264	2,147,486
Right of use assets	193,553	214,279
Intangible, net	91,316	95,568
Deferred tax assets	35,413	35,595
Other Non-Current Assets	13,917	14,348
TOTAL NON-CURRENT ASSETS	2,667,199	2,634,013

TOTAL ASSETS	4,067,878	3,853,385

LIABILITIES
Loans and borrowings	157,393	127,946
Current portion of lease liability	81,309	83,605
Accounts payable	75,917	63,461
Accounts payable to related parties	4,538	2,970
Air traffic liability	475,084	470,695
Frequent flyer deferred revenue	92,992	91,213
Taxes Payable	18,267	13,400
Employee benefits obligations	28,912	33,995
Income tax payable	1,422	1,023
Other Current Liabilities	197	252
TOTAL CURRENT LIABILITIES	936,033	888,561

Loans and borrowings long-term	1,308,987	1,035,954
Lease Liability	126,436	146,905
Net employee defined benefit liabilities	14,524	14,332
Derivative financial instruments	261,223	245,560
Deferred tax Liabilities	20,862	22,190
Other long - term liabilities	225,642	216,325
TOTAL NON-CURRENT LIABILITIES	1,957,673	1,681,265

TOTAL LIABILITIES	2,893,705	2,569,825

EQUITY
Issued Capital
Class A - 33,998,370 issued and 31,543,037 outstanding	21,282	21,199
Class B common stock - 10,938,125	7,466	7,466
Additional Paid-In Capital	92,608	91,341
Treasury Stock	(136,388)	(136,388)
Retained Earnings	1,324,025	1,931,086
Net (loss) profit	(110,733)	- 607,062
Other comprehensive loss	(24,086)	(24,082)

TOTAL EQUITY	1,174,173	1,283,560

TOTAL EQUITY & LIABILITIES	4,067,878	3,853,385

Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the three months ended March 31,

(In US$ thousands)

	2021	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow (used in) from operating activities	(892)	106,340	144,061
Cash flow (used in) from investing activities	(86,697)	19,795	(3,591)
Cash flow from (used in) financing activities	162,325	55,058	(84,361)
Net increase in cash and cash equivalents	74,736	181,193	56,109
Cash and cash equivalents at January 1	119,065	158,732	156,158
Cash and cash equivalents at March 31	$193,801	$339,925	$212,267

Short-term investments	898,453	672,721	556,127
Long-term investments	111,001	114,277	128,992
Total cash and cash equivalents and investments at March 31	$1,203,255	$1,126,923	$897,386

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non-IFRS financial measures: Adjusted Operating Profit, Adjusted Net Profit, Adjusted Basic EPS and Monthly Cash Consumption. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating profit and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Operating Profit
and Adjusted Net Profit	1Q21	1Q20	4Q20	1Q19

Operating Profit as Reported	$(77,081)	$98,687	$(95,057)	$112,873
Add: Fleet Impairment charges			$4,400
Add: Expected loss (gain) on Embraer assets held for sale			$(877)
Adjusted Operating Profit	$(77,081)	$98,687	$(91,533)	$112,873

Net Profit as Reported	$(110,733)	$74,273	$(177,261)	$89,431
Add: Fleet Impairment charges			$4,400
Add: Expected loss (gain) on Embraer assets held for sale			$(877)
Add: Net change in fair value of derivatives	$15,663		$88,532
Adjusted Net Profit	$(95,070)	$74,273	$(85,204)	$89,431

Reconciliation of Adjusted Basic EPS	1Q21	1Q20	4Q20	1Q19

Adjusted Net Profit	$(95,070)	$74,273	$(85,204)	$89,431
Shares used for calculation of Basic EPS	42,571	42,501	42,511	42,478
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$(2.23)	$1.75	$(2.00)	$2.11

Reconciliation of Monthly Cash Consumption for 2020 and 2021	1Q21	4Q20	3Q20	2Q20
Beginning Cash balance	$1,009	$1,006	$1,143	$1,127
Ending Cash balance	$1,203	$1,009	$1,006	$1,143
Net cashflows in the quarter	$194	$4	$(137)	$16
Subtract: Proceeds from Convertible Notes Offering	$-	$-	$-	$343
Subtract: Net Proceeds from new Aircraft Financing	$241	$-	$-	$-
Subtract: Others proceeds (assets sold and other non-op proceeds)	$20	$23	$22	$-
Add: Repayment of short term credit lines	$-	$-	$50	$95
Cash Consumption excluding extraordinary activities	$(68)	$(19)	$(109)	$(232)
Monthly Cash Consumption excluding extraordinary activities	$(23)	$(6)	$(36)	$(77)